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                              April 29, 2021

       Anthony Petrello
       Chief Executive Officer
       Nabors Energy Transition Corp.
       515 West Greens Road
       Suite 1200
       Houston, TX 77067

                                                        Re: Nabors Energy
Transition Corp.
                                                            Draft Registration
Statement of Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001854458

       Dear Mr. Petrello:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement of Form S-1

       Summary
       Acquisition Target Focus/Criteria, page 8

   1. Please revise here and throughout your prospectus to address whether the 10 votes per share Class B common
stock is a condition to an acquisition. If it is not a condition, please clarify the
factors you will consider in deciding whether to engage in a business combination that does
not include the high vote feature.
 Anthony Petrello
Nabors Energy Transition Corp.
April 29, 2021
Page 2
Description of Securities, page 143

2. Please revise the description of your Class B common stock to state whether there are any
       "sunset" provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Class A common stock.
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jonathan Burr at 202-551-5833 with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony Petrello
                                                           Division of
Corporation Finance
Comapany NameNabors Energy Transition Corp.
                                                           Office of Real
Estate & Construction
April 29, 2021 Page 2
cc:       T. Mark Kelly, Esq.
FirstName LastName